August 29, 2019

James Blome
Chief Executive Officer
Calyxt, Inc.
2800 Mount Ridge Road
Roseville, MN 55113

       Re: Calyxt, Inc.
           Registration Statement on Form S-3
           Filed August 13, 2019
           File No. 333-233231

Dear Mr. Blome:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed August 13, 2019

Description of Capital Stock

1. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
       Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
       Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
       22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such
 James Blome
Calyxt, Inc.
August 29, 2019
Page 2
         provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
General

2. To the extent you intend to rely on General Instruction I.B.6 to Form S-3 for limited primary offerings, please disclose on the prospectus cover page the information called for by Instruction 7 to General Instruction I.B.6. Please also confirm to us your understanding of the size limitations for offerings made under General Instruction I.B.6.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Laura Nicholson, Special Counsel, at 202-551-3584 or Anne Parker,
Assistant Director, at 202-551-3611 with any questions.



FirstName LastNameJames Blome                                 Sincerely,
Comapany NameCalyxt, Inc.
                                                              Division of
Corporation Finance
August 29, 2019 Page 2                                        Office of
Transportation and Leisure
FirstName LastName